**OFFER TO EXCHANGE 22.881 COMMON SHARES FOR
EACH OUTSTANDING CLASS A CONVERTIBLE PREFERRED SHARE
OF STONEHAVEN REALTY TRUST**

To Our Clients:

Enclosed for your consideration is the proxy statement and exchange offer, dated <Proxy Date>, and the related letter of transmittal, relating to the offer of Stonehaven Realty Trust to exchange 22.881 of its common shares of beneficial interest for each outstanding share of its Class A convertible preferred shares of beneficial interest upon the terms and subject to the conditions described in the proxy statement and exchange offer and letter of transmittal.

The exchange offer is subject to satisfaction or waiver of certain conditions that are described in the proxy statement under the caption "The Exchange Offer — Conditions to the Exchange Offer."

These materials are being forwarded to you as the beneficial owner of the preferred shares held by us for your account but not registered in your name. **A tender of preferred shares may only be made by us as the holder of record and pursuant to your instructions**.

Accordingly, we request instructions as to whether you wish us to tender on your behalf preferred shares held by us for your account, pursuant to the terms and conditions set forth in the enclosed proxy statement and exchange offer and letter of transmittal.

Your instructions should be forwarded to us as promptly as possible in order to permit us to tender preferred shares on your behalf in accordance with the provisions of the exchange offer. The exchange offer expires at 5:00 p.m., New York City time, on <Expiration Date>, unless the exchange offer is extended. Any preferred shares tendered pursuant to the exchange offer may be withdrawn at any time before the expiration of the exchange offer.

Your attention is directed to the following:

- The exchange offer is for any and all preferred shares.

- The exchange offer is subject to certain conditions set forth in the proxy statement under the caption "The Exchange Offer — Conditions to the Exchange Offer."

- Any transfer taxes incident to the transfer of preferred shares from the holder to Stonehaven will be paid by Stonehaven, except as otherwise provided in instruction six of the letter of transmittal.

- The exchange offer expires at 5:00 p.m., New York City time, on <Expiration Date>, unless the exchange offer is extended.

If you wish to have us tender your preferred shares, please complete, sign and return to us the instruction form on the back of this letter. **The letter of transmittal is furnished to you for information only and may not be used directly by you to tender preferred shares**.

INSTRUCTIONS WITH RESPECT TO THE EXCHANGE OFFER

The undersigned acknowledge(s) receipt of your letter and the enclosed materials referred to therein relating to the exchange offer made by Stonehaven Realty Trust.

This will instruct you to tender for exchange the preferred shares held by you for the account of the undersigned, subject to the terms and conditions set forth in the proxy statement and exchange offer and the related letter of transmittal.

Please tender the preferred shares held by you for my account as indicated below:

Number of preferred shares to be tendered: _____

I (we) understand that if I (we) sign this instruction form without indicating a number of preferred shares in the space above, all preferred shares held by you for my (our) account will be tendered.

Dated: _____ , 2003

Signature(s): _____

Print Name(s): _____

Print Address(es): _____

Area Code and Telephone Number(s): _____

Tax Identification or Social Security Number(s): _____

NONE OF THE PREFERRED SHARES HELD BY US FOR YOUR ACCOUNT WILL BE TENDERED UNLESS WE RECEIVE WRITTEN INSTRUCTIONS FROM YOU TO DO SO. UNLESS A SPECIFIC CONTRARY INSTRUCTION IS GIVEN IN THE SPACE PROVIDED, YOUR SIGNATURE(S) HEREON SHALL CONSTITUTE AN INSTRUCTION TO US TO TENDER ALL THE PREFERRED SHARES HELD BY US FOR YOUR ACCOUNT.